UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on NTT West DEPLOYS Broadband Networks in OKINAWA USING Alvarion's Market Leading BREEZEACCESS VL dated March 12, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    ALVARION LTD.

Date: March 12th, 2007                                       By: /s/ Dafna Gruber
                                                       Name: Dafna Gruber
                                                   Title: CFO

EXHIBIT 1

Contacts
Dafna Gruber, CFO                  Carmen Deville
+972 3 645 6252                +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

NTT West DEPLOYS Broadband Networks in OKINAWA USING
Alvarion's Market Leading BREEZEACCESS VL

Japanese Incumbent Adopts VL to Answer Its Tier 1 Carrier Requirements for
Offering Broadband throughout Region

Tel Aviv, Israel, March 12, 2007— Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that NTT West Corporation Okinawa Branch Group has successfully deployed the multiple broadband networks in Okinawa using its market leading BreezeACCESS® VL system. The deployment came after the request by the Okinawa Prefecture to the NTT West Okinawa Branch Group.

Building on the ongoing and long term relationship between the two parties, NTT WEST Okinawa Branch Group adopted the VL at 4.9 GHz to answer its Tier 1 carrier requirements for offering wireless broadband services and fast Internet access to residences and municipalities on the Okinawa islands of Tokashiki, Zamami and Aka.

"Okinawa's hundreds of hilly and spread out islands make using wired infrastructure for broadband extremely expensive and impractical, so instead we turned to Alvarion’s easy to install BreezeACCESS VL," said leader of NTT West Okinawa Branch Group. "After long and comprehensive field trials in severe weather conditions including typhoons, we verified that the VL is the most reliable and cost effective broadband system available today. The VL and Alvarion's flexibility, dedication and strict timetable have enabled us to overcome the digital divide throughout our region, and we look forward to expanding broadband availability across Okinawa using the VL."

BreezeACCESS VL’s advanced features such as NLOS operation resulting from long experience of OFDM technology implementation, extended reach of more than 30 kilometers, high capacity of up to 54 Mbps, encryption, and quality of service (QoS), enable carriers, mobile operators, ISPs, enterprises and other service providers to offer triple play services to both business and residential subscribers. Operating in the 5 GHz bands, VL supports great flexibility in frequency planning with its 20 MHz channel spacing, automatic clear channel selection (ACCS) and built-in spectrum analyzer, which monitors and avoids noise on any given channel.

The BreezeACCESS VL is supported by AlvariSTAR™, a comprehensive network management solution for managing broadband wireless and WiMAX networks and related equipment.

"Alvarion, supplying broadband wireless systems to one of the largest incumbent carriers in the world to bring broadband throughout their region, is testament to the quality of our products and people," said Tzvika Friedman president and CEO of Alvarion. "The BreezeACCESS VL is the best solution for Okinawa where wire line networks are too costly to deploy for broadband. And the success of this milestone project in Okinawa is a catalyst for additional and larger deployment projects in Okinawa and throughout Japan, which will further strengthen our relationship with NTT West Group."

About NTT West-Okinawa Corporation

NTT West-Okinawa Corporation is part of NTT West Group Companies, which is part of NTT Group the incumbent operator in Japan. NTT West provides Regional Telecommunication Services in the west area of Japan. Such Telecommunication services include: Telephone services, Integrated Digital services, Leased Line service and so on. For more information visit NTT West website: www.ntt-west.co.jp/index_e2.html

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Leading the market with the most widely deployed WiMAX system in the world, Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.